Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read together with our unaudited condensed consolidated financial statements and the notes thereto and other financial information, which are included elsewhere in this prospectus. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In addition, our financial statements and the financial information included in this prospectus reflect our organizational transactions and have been prepared as if our current corporate structure had been in place throughout the relevant periods.

This section contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, as a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the section entitled “Business,” “Risk Factors” and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this prospectus, as amended. We are not obligated to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. See “Cautionary Note Regarding Forward-Looking Statements.”

We are a British Virgin Islands company incorporated on December 4, 2018. We do not have material operation and we and conduct our business in China through the VIE and its subsidiaries. We currently have two business lines, one is the SMS business, operated by Code Beating; another is the online and mobile commerce for food products, operated by Meiwu Shenzhen and its subsidiaries. The SMS business is operated by Code Beating. For the six months ended June 30, 2024, the online and mobile commerce business generated 100.00% of our total revenue. For the six months ended June 30, 2023, SMS business generated 75.99% of our total revenue, and the online and mobile commerce business generated 24.09% of our total revenue.

How to Assess the Company’s Performance

In assessing performance, we consider a variety of performance and financial measures, including principal growth in net revenue, gross profit, distribution, general and administrative expenses, net income from operations. The key measures that we use to evaluate the performance of our business are set forth below:

(i)	Net Revenue

Net revenue is equal to gross sales minus sales returns and sales incentives that the Company offers to its customers, such as discounts that are offset to gross sales. Our net sales are driven by changes in the number of customers, product varieties, selling price, and mix of products sold.

(ii)	Gross Profit

Gross profit is equal to net sales minus cost of goods sold. Cost of goods sold primarily includes inventory costs (net of supplier consideration), inbound freight and other miscellaneous expenses. Cost of goods sold generally changes as we incur higher or lower costs from suppliers and as the customer and product mix changes.

(iii)	Selling, Marketing, General and Administrative Expenses

Selling, marketing, general and administrative expenses primarily consist of salaries and benefits for employees, shipping expense, utilities, maintenance and repairs expenses, insurance expense, depreciation and amortization expenses, selling and marketing expenses, professional fees, and other operating expenses.

Key Factors Affecting Our Results of Operation

Our business benefits from the significant growth of China’s e-commerce sector and e-grocery market. By 2021, online retail held more than 30% of the fast-moving consumer goods (“FMCG”) retail market in China, thanks to the rapidly developing internet penetration and postal services. Fresh food was one of the quickest developing sectors within online retail. In 2021, the online sales value of fresh produce surpassed RMB 4.9 trillion, with approximately 70 million consumers purchasing fresh food from the most popular e-commerce companies.

A further slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the purchase power of the consumers of our products and lead to the decrease of demand for our products and may have a materially adverse effect on our business.

Also, changes in the Chinese or regional business or regulatory environment affecting the purchasing power of consumers of our products, changes in the Chinese government policy on food industry generally or a breakout of livestock or crop diseases in the PRC, such as Bovine spongiform encephalopathy (BSE or mad cow disease), Fibromuscular Dysplasia (FMD), swine flu and avian flu and increases in fuel/transportation costs could materially impact our business and affect the results of operations of our operations.

With the rapid advancement of technology and new media, the role of SMS in communication is steadily diminishing. This trend is expected to lead to a further decline in SMS rates, significantly impacting our SMS profits and potentially having a material adverse effect on our business.

Operating Results

For The Six Months Ended June 30, 2024, and 2023

The following table summarizes the results of our operations for the six months ended June 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For The Six Months ended		For The Six Months ended
	June 30,		June 30,		Variance
	2024	% of revenue	2023	% of revenue	Amount	%

NET REVENUES
Net Product Revenue	$86,159	100%	$2,326,966	22%	$(2,240,807)	(96)%
Net Service Revenue	-	-	8,356,277	78%	(8,356,277)	(100)%
Total Net Revenues	86,159	100%	10,683,243	100%	(10,597,084)	(99)%
COST OF REVENUES	42,089	49%	8,228,377	77%	(8,186,288)	(99)%
GROSS PROFIT	44,070	51%	2,454,866	23%	(2,410,796)	(98)%
OPERATING EXPENSES
Sales and Marketing Expenses	63,992	74%	801,374	8%	(737,382)	(92)%
General and Administrative Expenses	707,883	822%	1,504,654	14%	(796,771)	(53)%
Research and Development Expenses	688	1%	107,626	1%	(106,938)	(99)%
Total Operating Expenses	772,563	897%	2,413,654	23%	(1,641,091)	(68)%
LOSS FROM OPERATIONS	(728,493)	(846)%	41,212	0%	(769,705)	(1,868)%
Assets impairment loss	-	-	-	-	-	-
Loss on disposal of subsidiary	-	-	(29,279)	0%	29,279	(100)%
Other income (expense), net	11,314	13%	(79,191)	(1)%	90,505	(114)%
LOSS BEFORE INCOME TAX	(717,179)	(832)%	(67,258)	(1)%	(649,921)	966%
Income tax benefits (expenses)	371,568	431%	(211,368)	(2)%	582,936	(276)%
NET LOSS	(345,611)	(401)%	(278,626)	(3)%	(66,985)	24%
Less: net loss attributable to non-controlling interest	(9,710)	(11)%	(10,715)	(0)%	1,005	(9)%
NET LOSS ATTRIBUTABLE TO THE OWNERS’ COMPANY	(335,901)	(390)%	(267,911)	(3)%	(67,990)	25%
OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment	43,111	50%	(880,073)	(8)%	923,184	(105)%
COMPREHENSIVE LOSS	$(302,500)	(351)%	$(1,158,699)	(11)%	$856,199	(74)%

Net Revenue

Net revenue is equal to gross sales minus sales returns and sales incentives that we offer to our customers, such as discounts that are offsets to gross sales and certain other adjustments. Our net revenue consists of product revenue and service revenue. Product revenue was derived mainly from sales of our products to customers in China via our Website and the SMS services.

Net revenue decreased by US$10.60 million from US$10.68 million in the first half fiscal year of 2023 to US$0.09 million in the first half fiscal year of 2024, which was mainly due to the SMS business of Heimi Star Brand Management (Shenzhen) Co., Ltd(“Heimi”), Dalian Yundianzhiteng Technology Co., LTD (“Yundian”) and Mahaotiaodong (Xiamen) Technology Co., Ltd. (“Mahao”) was suspended in December 2023, because the reach and engagement of SMS services are less competitive than the social media, which drives the rate of Maohao’s SMS business down and narrows its profit margin.

The following table sets forth the breakdown of our net revenue for the six months ended June 30, 2024 and 2023.

For the six months ended June 30, 2024

	Net	% of Total	Sales	Average
Product category	revenue	revenue	quantities	selling price

Grains, oil, and spices	$13,036	15.1%	3,436	$3.79
Beverages, alcohol and tea	$23,245	27.0%	1,346	$17.27
Meat, poultry and eggs	$6,343	7.3%	1,409	$4.50
Other food	$35,607	41.3%	703	$50.65
Fresh fruits and vegetables	$6,864	8.0%	1,975	$3.48
Groceries	$824	1.0%	103	$8.00
Dried seafood	$240	0.3%	90	$2.67
Total	$86,159	100%	9,062

For the six months ended June 30, 2023

	Net	% of Total	Sales	Average
Product category	revenue	revenue	quantities	selling price

Grains, oil, and spices	$81,322	0.8%	9,770	$8.32
Beverages, alcohol and tea	$1,509,091	14.1%	4,411	$342.12
Meat, poultry and eggs	$12,895	0.1%	1,499	$8.60
Other food	$620,552	5.8%	8,859	$70.05
Fresh fruits and vegetables	$9,112	0.1%	1,432	$6.36
Groceries	$93,162	0.9%	1,713	$54.39
Dried seafood	$832	0.0%	111	$7.49
SMS service	$8,356,277	78.2%	n/a	n/a
Total	$10,683,243	100%	27,795

We have seven major product categories in online sales: (1) grains, oil, and spices (2) fresh fruits and vegetables (3) meat, poultry and eggs, (4) dried seafood, (5) beverages, alcohol and tea, (6) other food, (7) groceries. Beverages, alcohol and tea had average selling prices of $17.27 and $342.12 for the six months ended June 30, 2024 and 2023, and accounted for 27.0% and 14.1% of the total revenue for the six months ended June 30, 2024 and 2023, respectively. The decrease in the average selling price is due to the decline of the sales of high-priced items, such as tea and wine as customers in China are downgrading their spendings after the COVID-19 pandemic.

Our SMS service is mainly provided by Code Beating and the business was suspended in the first half fiscal year of 2024. Our revenue was primarily generated from SMS service, which account for 78.2% of the total revenue for the six months ended June 30, 2023.

Cost of Revenue and Gross Profit

Cost of revenue and gross profit were decreased in 2024. Cost of revenue, including tax surcharges, was $0.04 million for the six months ended June 30, 2024, a decrease of $8.2 million, or 99% from $8.24 million for the six months ended June 30, 2023. Gross profit was $0.04 million for the six months ended June 30, 2024, a decrease of $2.4 million, or 98%, from $2.5 million for the six months ended June 30, 2023.

Sales and Marketing Expenses

Sales and marketing expenses were $0.06 million for six months ended June 30, 2024, a decrease of $0.7 million, or 92%, from $0.8 million for six months ended June 30, 2023. The decrease was attributable mainly to decreased advertising expenses and sales commissions as the SMS business of was suspended in the first half fiscal year of 2024.

General and Administrative Expenses

General and administrative expenses were $0.7 million for the six months ended June 30, 2024, a decrease of $0.8 million, or 53%, from $1.5 million for the six months ended June 30, 2023. The decrease was mainly attributable to decreased salary and employee benefit expenses.

Research and Development Expenses

Research and development expenses decreased by $0.1 million for the six months ended June 30, 2024 from $0.1 million for the six months ended June 30, 2023. The decrease in research and development expenses was due to the decreased salary and employee benefit expenses, which is the main component of our research and development expenses.

Loss on disposal of subsidiaries

Loss on disposal of subsidiaries decreased by $29,279 for the six months ended June 30, 2024, or 100%, from $29,279 for the six months ended June 30, 2023. The decrease in loss on disposal of subsidiaries is due to we stopped the business of Wunong Shaanxi, which operated an online retail business, similar to Meiwu Shenzhen, on March 24, 2023.

Other Income (Expense), net

Other income (expense), net consists primarily of non-operating income and interest income or expenses. Other income was $11,314 for the six months ended June 30, 2024, and expense was $79,191 for the six months ended June 30, 2023. The increase in other income was due to the decrease in interest expense of convertible notes.

Income tax benefits (expenses)

Our income tax benefits were $371,568 for the six months ended June 30, 2024 and the income tax expenses was $211,368 for the six months ended June 30, 2023. The decrease is primarily due to the company writing off income tax payables from previous years that are no longer due.

Other comprehensive income

Foreign currency translation adjustments amounted to $43,111 and negative $880,073 for the six months ended June 30, 2024 and 2023, respectively. The balance sheet amounts, with the exception of equity, on June 30, 2024 were translated at 1.00 RMB to $0.1376 as compared to 1.00 RMB to $0.1408 on December 31, 2023. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the six months ended June 30, 2024 and 2023 were 1.00 RMB to $0.1386 and 1.00 RMB to $0.1443, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in U.S dollar terms without giving effect to any underlying change in our business or results of operation.

Liquidity and Capital Resources

We had cash of $3,094,088 and $16,062,047 as of June 30, 2024 and December 31, 2023, respectively. Net loss was $0.3 million and $0.3 million for six months ended June 30, 2024 and 2023. The Company had working capital of $12.4 million and $12.8 million as of June 30, 2024 and December 31, 2023, respectively. We have funded working capital and other capital requirements primarily by equity contributions from shareholders. Cash is required to pay purchase costs for inventory, salaries, selling expenses, rental expenses, income taxes, and other operating expenses.

In assessing our liquidity, management monitors and analyses our cash on hand, ability to generate sufficient revenue sources in the future, and operating and capital expenditure commitments. Our major shareholders have been providing and will continue to provide their personal funds, if necessary, to support us on an as-needed basis. For the six months ended June 30, 2024, major shareholders have contributed approximately $204,475 to us.

Cash flows for the six months ended June 30, 2024 and 2023

The following table sets forth cash flow data for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,
	2024	2023
Net cash used in operating activities	$(12,853,862)	$(333,642)
Net cash used in investing activities	-	(6,762,905)
Net cash provided by financing activities	27,665	277,229
Effect of changes of foreign exchange rate on cash	(141,762)	(1,113,719)
Net decrease in cash, cash equivalents and restricted cash	$(12,967,959)	$(7,933,037)

Operating Activities

Net cash used in operating activities was approximately $12.9 million for the six months ended June 30, 2024. Net cash used in operating activities for the six months ended June 30, 2024 mainly consisted of net loss of $0.3 million, adjustments of $0.06 million non-cash items, a decrease of $0.9 million in accounts receivable, an increase of $0.3 million in other current assets, an increase of $13.1 million in advances to suppliers, a decrease of $0.8 million in accounts payable and an increase of $1.0 million in accrued expenses and other current liabilities.

Net cash used in operating activities was approximately $0.3 million for the six months ended June 30, 2023. Net cash used in operating activities for the six months ended June 30, 2023 mainly consisted of net loss of $0.3 million, adjustments of $0.3 million non-cash items, an increase of $1.0 million in account receivable, a decrease of $0.4 million in account payable and an increase of $0.3 million in advances from customers.

Investing Activities

Net cash used in investing activities was nil for the six months ended June 30, 2024.

Net cash used in investing activities was $6.8 million for the six months ended June 30, 2023, which was mainly investment in purchasing of intangible assets of $6.8 million.

Financing Activities

Net cash provided by financing activities was $27,665 for the six months ended June 30, 2024, which consisted of repayment of bank loans of $0.2 million and proceed from related parties loans of $0.2 million.

Net cash provided by financing activities was approximately $0.2 million for the six months ended June 30, 2023, which consisted of proceeds from related parties loans of 0.4 million and repayment of related parties loans of $0.2 million.

Capital Expenditures

We had capital expenditures of nil and $5,496 for the six months ended June 30, 2024 and 2023, respectively.

Contractual Obligations.

The Company leases two offices under operating leases. The following table summarizes our contractual obligations, which are comprised entirely of operating lease obligations as of June 30, 2024, and the effect these obligations expected to have on our liquidity and cash flows in future periods:

		Payments due by period
	Total	Less than 1 year	1-3 years
Operating Lease Obligations	79,628	79,628	-
Total	79,628	79,628	-

None of the Company’s liabilities, other than obligations under operating leases, disclosed on the balance sheet represents contractual obligations.

Trend Information.

Other than as disclosed elsewhere in this 6-K, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Critical Accounting Estimates.

We prepare our unaudited consolidated financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Consolidation of variable interest entity

A VIE is an entity that either has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investments lack the characteristics of a controlling financial interest, such as through voting rights, and the right to receive the expected residual returns of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

Guo Gang Tong is deemed to have a controlling financial interest in and be the primary beneficiary of Meiwu Shenzhen because it has both of the following characteristics:

(1)	The power to direct activities at Meiwu Shenzhen that most significantly impact such entity’s economic performance, and
(2)	The right to receive benefits from Meiwu Shenzhen that could potentially be significant to such entity.

Pursuant to the contractual arrangements with Meiwu Shenzhen, Meiwu Shenzhen pays service fees equal to all of its net profit after tax payments to Guo Gang Tong. Such contractual arrangements are designed so that Meiwu Shenzhen operates for the benefit of Guo Gang Tong and ultimately, the Company.

Accordingly, the accounts of the Meiwu Shenzhen are consolidated in our financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in our financial statements.

Use of estimates

In preparing the unaudited consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the unaudited consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant items subject to such estimates and assumptions include, but not limited to, the useful lives of property and equipment; allowance for doubtful accounts and advances to suppliers; assumptions related to the consolidation of entities in which the Company holds variable interests; the valuation of inventories; the useful lives and implicit interest rate of finance leases, and the realization of deferred tax assets. Actual results could differ from those estimates.

Revenue recognition

On January 1, 2017, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (FASB ASC Topic 606) using the modified retrospective approach. The results of applying Topic 606 using the modified retrospective approach were insignificant and did not have a material impact on the Company’s consolidated financial condition, results of operations, cash flows, business process, controls or systems.

The core principle underlying the revenue recognition ASU is that the Company will recognize revenue to represent the transfer of goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The majority of the Company’s contracts have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and is, therefore, not distinct. The initial payments received from pre-ordering are recorded in the advance from customers on the balance sheets and will not be recognized as revenue until transfer of goods. Shipping and handling are activities to fulfill the Company’s promise to transfer goods to customers, which are included in the sale price of the goods.

Revenue is recognized or realizable and earned when all five of the following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or as) the Entity Satisfies a Performance Obligation. The Company recognizes revenue based upon gross sales minus sales returns and sales incentives that the Company offers to its customers, such as discounts. Revenue is reported net of all value added taxes. The Company generally does not permit customers to return products and historically, customer returns have been immaterial.

On January 1, 2017, the Company also adopted ASU 2016-08 Principle versus Agent Considerations (Reporting Revenue Gross versus Net), which amended the principal-versus-agent implementation guidance and illustrations in ASU 2014-09 to clarify how the principal-versus-agent indicators should be evaluated to support an entity’s conclusion that it controls a specified good or service before it is transferred to a customer. Under the new revenue standards, when a third party is involved in providing goods or services to a customer, the entity must determine whether its performance obligation is to provide the good or service itself (i.e., the entity is a principal) or to arrange for another party to provide the good or service (i.e., the entity is an agent). An entity makes this determination by evaluating the nature of its promise to the customer. An entity is a principal (and, therefore, records revenue on a gross basis) if it controls the promised good or service before transferring it to the customer. An entity is an agent (and records as revenue the net amount it retains as a commission) if its only role is to arrange for another entity to provide the goods or services.

Sales on Website

The Company operates an online platform to sell food products to retail customers and recognizes revenue on a gross basis. The Company is a principal because it controls the promised good or service before transferring it to a customer. This control is determined by the following indicators 1) The Company is the primary obligor in the sales transaction and responsible for providing products and service. 2) The Company bears the inventory risk. The Company will first indemnify customers for product damages and then request reimbursements from suppliers if the suppliers are determined to be responsible for the damages. 3) The Company selects suppliers and runs the entire sales process. 4) The Company sets the product price and has control over the entire transaction.

Sales offline

In the second half of 2020, the Company started the offline sales which mainly focused on the non-retail customers. For the offline sales, the customer’s order goods from the Company according to their own needs, then the Company will order the corresponding products from the suppliers. The Company’s offline sales have the following categories: grains, fruits, vegetables and meat. Revenue is confirmed upon receipt of the goods. Payment will be made by the customer after the invoice is issued. The Company is a principal because it controls the promised goods or services before transferring them to a customer. This control is determined by the following indicators 1) The Company is the primary obligor in the sales transaction and responsible for providing products and services, 2) The Company bears the inventory risk. The Company will first indemnify customers for product damage and then request reimbursements from suppliers if the suppliers are determined to be responsible for the damage. 3) The Company selects suppliers and runs the entire sales process. 4) The Company sets the product price and has control over the entire transaction.

Service revenue

The Company generate substantially all of the Company’s services revenue from the following service:

(1) Communication Platform-as-a-Service (“CPaaS”) which allows customers to send text messages using the Company’s cloud-based platform through the new acquired subsidiary Code Beating; The Company account for revenue from customers’ usage of text message on the Company’s CPaaS platform as a separate performance obligation. The Company’s service fees are determined by applying the contractual unit price to the monthly usage volume of text messages sent and a contractual monthly fixed charge per subscriber multiplied by the number of subscribers recorded by the Company’s CPaaS platform where relevant. The cloud-based services to send text messages are sold separately to customers with observable standalone selling prices. In accordance with ASC 606, the Company recognize revenue upon the transfer of control of promised services provided to the Company’s customers, in the amount of consideration the Company expect to receive for those services (excluding sales taxes collected on behalf of government authorities). The Company’s revenue contracts generally do not include a right of return in relation to the delivered products or services.

(2) Providing technical solutions to customers: The Company generates revenue from providing technical and maintenance services under separate contracts to customers as a principal. The terms of pricing stipulated in the contracts are fixed. One performance obligation is identified in the contracts with customers. Revenue is recognized upon the transfer of control of promised services provided to the Company’s customers, in the amount of consideration the Company expect to receive for those services (excluding sales taxes collected on behalf of government authorities). The Company’s revenue contracts generally do not include a right of return in relation to the delivered products or services.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets.

Inventory, net

Inventories consist of raw materials and finished goods and are stated at the lower of cost or net realizable value. The cost of inventories is calculated using the weighted average basis. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products.

Income taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the six months ended June 30, 2024 and 2023. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 “Accounting for Uncertainty in Income Taxes,” prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of June 30, 2024 and December 31, 2023. All tax returns since the Company’s inception are subject to examination by tax authorities.